Exhibit 99.3

Wipro Limited

Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter ended December 31, 2022

Consolidated Audited Financial Results of Wipro Limited under IFRS

(₹ in millions,  except per share data, unless otherwise stated)

Particulars	Quarter ended December 31, 2022	Nine months ended December 31, 2022	Quarter ended December 31, 2021
Total income from operations (net)	233,681	676,455	204,337
Net Profit / (Loss) before tax and exceptional items	39,752	107,473	37,786
Net Profit / (Loss) before tax but after exceptional items	39,752	107,473	37,786
Net Profit / (Loss) after tax and exceptional items	30,650	82,730	29,723
Total Comprehensive Income after tax	36,352	93,105	31,495
Equity Share Capital	10,974	10,974	10,962
Reserves (excluding Revaluation Reserve)[1] as shown in the Audited Statement of Financial Position	647,194	647,194	542,137
Earnings Per Share (of ₹ 2/- each) Basic: Diluted:	5.57 5.56	15.12 15.08	5.43 5.42

[1]

Balance for the quarter ended December 31, 2022 and nine months ended December 31, 2022 represent balances as per the audited Statement of Financial Position for the year ended March 31, 2022 and balance for the quarter ended December 31, 2021 represent balances as per the audited Statement of Financial Position for the year ended March 31, 2021, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited interim consolidated financial results of the Company for the three and nine months ended December 31, 2022 have been approved by the Board of Directors of the Company at its meeting held on January 13, 2023. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The interim condensed financial results are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendment rules issued thereafter.

Consolidated Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended December 31, 2022	Nine months ended December 31, 2022	Quarter ended December 31, 2021
Total income from operations (net)	232,290	672,973	203,150
Net Profit / (Loss) before tax and exceptional items	39,752	107,473	37,786
Net Profit / (Loss) before tax but after exceptional items	39,752	107,473	37,786
Net Profit / (Loss) after tax and exceptional items	30,650	82,730	29,723
Total Comprehensive Income after tax	36,275	92,718	31,489
Equity Share Capital	10,974	10,974	10,962
Reserves (excluding Revaluation Reserve)[1] as shown in the Audited Balance Sheet	643,066	643,066	538,052
Earnings Per Share (of ₹ 2/- each) Basic: Diluted:	5.57 5.56	15.12 15.08	5.43 5.42

[1]

Balance for the quarter ended December 31, 2022 and nine months ended December 31, 2022 represent balances as per the audited Balance sheet for the year ended March 31, 2022 and balance for the quarter ended December 31, 2021 represent balances as per the audited Balance sheet for the year ended March 31, 2020, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

The audited interim consolidated financial results (under Ind AS) of the Company for the three and nine months ended December 31, 2022 have been approved by the Board of Directors of the Company at its meeting held on January 13, 2023. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended December 31, 2022	Nine months ended December 31, 2022	Quarter ended December 31, 2021
Total income from operations (net)	170,787	502,761	152,787
Net Profit / (Loss) before tax and exceptional items	32,271	91,264	31,326
Net Profit / (Loss) before tax but after exceptional items	32,271	91,264	31,326
Net Profit / (Loss) after tax and exceptional items	24,131	69,126	24,650
Total Comprehensive Income after tax	21,670	61,037	24,198

The audited interim standalone financial results (under Ind AS) of the Company for the three and nine months ended December 31, 2022 have been approved by the Board of Directors of the Company at its meeting held on January 13, 2023. The statutory auditors have expressed an unmodified audit opinion.

Note:

1.

The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company’s website (URL: www.wipro.com).

2.	The Board of Directors in their meeting held on January 13, 2023, declared an interim dividend of ₹ 1/- (USD 0.01) per equity share and ADR (50% on an equity share of par value of ₹ 2/-).

By Order of the Board,

For Wipro Limited

Place: Bengaluru	Rishad A. Premji

Date: January 13, 2023	Chairman

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054